UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

The Eastern Company
(Exact Name of Registrant as Specified in its charter)

Connecticut	001-35383	06-0330020
(State or Other Jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3 Enterprise Drive, Suite 408, Shelton, CT	06484
(Address of Principal Executive Offices)	(Zip Code)

Nicholas Vlahos

Chief Financial Officer

(203) 729-2255

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

SECTION 1 - Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

The Eastern Company has filed a Conflict Minerals Report with the Securities and Exchange Commission as Exhibit 1.01 hereto, which is publicly available at www.easterncompany.com.

ITEM 1.02 Exhibit

The Eastern Company has filed the Conflict Minerals Report required by Item 1.01 as Exhibit 1.01 to this Form SD.

SECTION 2 – Exhibits

ITEM 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit No.	Title

Exhibit 1.01	The Eastern Company Conflict Minerals Report - Reporting Year 2022

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

The Eastern Company

Date: May 31, 2023	/s/Nicholas Vlahos
Nicholas Vlahos Chief Financial Officer

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